06009092

BB 7/5

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66705

AB 7/8/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Prospect Securities, L.P.~~ NNI Nexbank Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13455 Noel Road, Suite 1300
(No. and Street)

Dallas (City) Texas (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Healy (972) 419-6207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Ste. 1800 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

PROCESSED JUL 10 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 19 2006 WASH. D.C. 152

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/06

PRICEWATERHOUSECOOPERS

Prospect Securities, L.P.

Financial Statements for the Year Ended December 31, 2005

Supplementary Schedule pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Year Ended December 31, 2005

OATH OR AFFIRMATION

I, Daniel Healy, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Prospect Securities, L.P., as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner or principal has any proprietary interest in any account classified solely as that of a customer.

Principal and FINOP

Subscribed and sworn to before me

this 6th day of April 2006.

KRISTIN YOUNG
Notary Public, State of Texas
My Commission Expires
May 20, 2009

Notary Public

This report contains (check all applicable boxes):

[X] (a) Facing Page
[X] (b) Statement of Financial Condition
[X] (c) Statement of Income (Loss)
[X] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
[X] (e) Computation of Net Capital
[X] (f) An Oath or Affirmation
[X] (g) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

The General and Limited Partners of Prospect Securities, L.P.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Prospect Securities, L.P. (the "Company") at December 31, 2005, and the results of its operations, the changes in partners' capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 6, 2006

Prospect Securities, L.P.
Statement of Assets and Liabilities
December 31, 2005

Assets		
Cash and cash equivalents	$	123,256
Receivable from affiliate		75,169
Other current assets		943
Total current assets		199,368
Fixed assets, net		10,597
Total assets	$	209,965
Liabilities and Partners' Capital		
Payable to affiliate	$	136,233
Accounts payable and accrued liabilities		20,000
Total liabilities		156,233
Partners' capital		53,732
Total liabilities and partners' capital	$	209,965

The accompanying notes are an integral part of these financial statements.

Prospect Securities, L.P.
Statement of Operations
For the Year Ended December 31, 2005

Revenue	$	-
Expenses		
Compensation and benefits		143,542
Research		78,275
Professional and other fees		44,428
Office operations		18,775
Other expenses		19,273
Depreciation		2,213
Total expense		306,506
Net loss	$	(306,506)

The accompanying notes are an integral part of these financial statements.

Prospect Securities, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2005

	General Partner	Limited Partners	Total
Partners' capital, December 31, 2004	$ 2,168	$ 214,665	$ 216,833
Capital Contributions	1,434	141,971	143,405
Net loss	(3,065)	(303,441)	(306,506)
Partners' capital, December 31, 2005	$ 537	$ 53,195	$ 53,732

The accompanying notes are an integral part of these financial statements.

Prospect Securities, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (306,506)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,213
Increase in receivable from affiliate	(75,169)
Increase in other assets	(943)
Increase in payable to affiliate	106,221
Increase in accounts payable and accrued liabilities	16,428
Net cash used in operating activities	(257,756)
Cash flows from investing activities:	
Purchase of fixed assets	(7,319)
Net cash used in investing activities	(7,319)
Cash flows from financing activities:	
Capital contributions	143,405
Net cash used in operating activities	143,405
Net decrease in cash and cash equivalents	(121,670)
Cash and cash equivalents:	
Beginning of year	244,926
End of year	$ 123,256

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Highland Securities, L.P. (the "Company"), a Delaware limited partnership, was formed on July 12, 2004. On August 23, 2004, the Company amended its limited partnership certificate to change its name to Prospect Securities, L.P. Strand Advisors IV, LLC ("Strand") was the original sole general partner and held a 1% interest. Strand transferred its general partner interest to NexBank Capital, Inc. on March 9, 2006. The Company has two limited partners, which are affiliates of the general partner, who own the remaining 99% interest.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

The Company has not executed any securities transactions as of the date of this report.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

Fixed Assets

Fixed assets are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset. Upon disposal of property and equipment, the related gain or loss is included in income.

Recognition of Revenues

Investment advisory fees and interest income are accrued and recognized as they are earned. Commissions are recorded on the trade date.

Income Taxes

The Company is taxed as a partnership for Federal and state income tax purposes. As such, the Company is not subject to Federal or state income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal and state income tax returns of its partners. Consequently, no provisions or liability for Federal or state income taxes has been reflected in the accompanying financial statements.

3. Related Party Transactions

Prospect Management Advisors, L.P. ("PMA") and Highland Capital Management, L.P ("HCMLP"), affiliates of Strand and the limited partners, have provided employees and a variety of services to the Company through management agreements. HCMLP provides certain personnel, facilities, and other services to the Company. Services rendered are pursuant to a written agreement between HCMLP and the Company that sets forth the services to be provided and cost allocated for those services. The Company incurred expenses from HCMLP of $106,220 during 2005. At December 31, 2005, the Company had accrued expenses of $136,233 due and payable to HCMLP.

The employees that carried out the operations of the Company began the year as employees of HCMLP. Their employment was transferred to the Company in June 2005 and then transferred to PMA in September 2005. Throughout the period, the employment costs were charged to the Company based on the provisions of the management agreements. The Company charged PMA $75,169 for the employment costs incurred during 2005 on their behalf. At December 31, 2005, the Company had receivables of $75,169 due from PMA.

The two limited partners of the Company are the majority limited partners of HCMLP.

4. Fixed Assets

The following is a summary of fixed assets as of December 31, 2005:

	Estimated Useful Life	December 31, 2005
Furniture and fixtures	7 years	$ 4,500
Computers and equipment	5 years	8,566
		13,066
Less accumulated depreciation		(2,469)
Total		$ 10,597

Depreciation expense was $2,213 for the year ended December 31, 2005.

5. Commitments, Guarantees and Contingent Liabilities

FASB Interpretation No. 45 ("FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees its clearing agent against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. However, the Company believes that it is unlikely it will have to make material payments under these arrangements as it has not executed any securities transactions. Therefore, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

6. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $100,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2005, the Company had total net capital and total aggregate indebtedness, as defined, of ($32,977) and $156,233, respectively, resulting in a ratio of aggregate indebtedness to net capital of (4.7). Total net capital was $132,977 less than its required net capital of $100,000.

7. Customer Protection, Reserves and Custody of Securities

As an introducing broker-dealer, the Company does not hold funds or securities but clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, Bear Stearns Securities Corp.; accordingly, it is not subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, which provides for the maintenance by the broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities, pursuant to paragraph (k)(2)(ii) of such rule.

The Company did not execute any securities transactions in 2005. However, it intends to clear all such transactions through a clearing broker on a fully disclosed basis.

8. Subsequent Events

In March 2006, the Company remedied the net capital deficiency through $150,000 capital contributions from the Company's two limited partners.

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total Partners' Capital	$	53,732
Less non-allowable assets:		
Receivable from affiliate		75,169
Other current assets		943
Fixed assets		10,597
Net capital deficit as defined by Rule 15c3-1		(32,977)
Minimum net capital required		100,000
Deficit net capital		(132,977)
Aggregate indebtedness:		
Accounts payable and accrued liabilities and payable to affiliate		156,233
Total aggregate indebtedness	$	156,233
Ratio of aggregate indebtedness to net capital		(4.7)

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(ii).

There are material differences between this computation of net capital and the corresponding amounts included in the Company's unaudited Part IIA FOCUS filing as of December 31, 2005. A reconciliation of the two computations is as follows.

Net capital as filed in December 31, 2005 Focus Report	$	123,256
Payable to affiliate		(136,233)
Accrued expenses		(20,000)
Net capital as defined by Rule 15c3-1	$	(32,977)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the General and Limited Partners of
Prospect Securities, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Prospect Securities, L.P. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, while performing our audit procedures we noted the following internal control deficiency.

As of December 31, 2005, the Company did not maintain effective controls over the presentation and preparation of its financial statements. Specifically, the Company did not prepare stand alone financial statements in accordance with generally accepted accounting principles as it was not determined that such statements were necessary under current regulations applicable to the Company. As a result, the Company failed to ensure the valuation of management expenses was accurate; as such expenses were recorded in the accounting records of the Company's affiliates and not the accounting records of the Company. This control deficiency resulted in adjustments, including audit adjustments, to the Company's 2005 financial statements. In addition, this control deficiency could result in a material misstatement of the Company's annual or interim financial statements that would not be prevented or detected. Accordingly, we have concluded this control deficiency constitutes a material weakness.

This material weakness was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2005, and this report does not affect our report thereon dated April 6, 2006.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2005 to meet the SEC's objectives, as described above. Specifically, the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Company during 2005 were not accurate. As a result the Company did not maintain the required minimum net capital per the SEC's uniform Net Capital Rule.

This report is intended solely for the information and use of the Company's General and Limited Partners, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 6, 2006